 Exhibit 99.1

Bit Digital, Inc. Announces Fiscal Year 2023 Financial Results

NEW YORK, March 18, 2024 /PRNewswire/ -- Bit Digital, Inc. (Nasdaq: BTBT) (the “Company”), a sustainable platform for digital assets and artificial intelligence (“AI”) infrastructure headquartered in New York City, announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2023, with the U.S. Securities and Exchange Commission (“SEC”) on March 18, 2024.

Financial Highlights for the Fiscal Year 2023

•	Total revenue for fiscal year 2023 was $44.9 million, a 39% increase compared to the prior year. The majority of revenue was earned from our bitcoin mining business.

•	The Company had cash, cash equivalents and restricted cash of $18.2 million, and total liquidity (defined as cash equivalents and restricted cash, USDC, and the fair market value of digital assets) of approximately $81.2 million[1], as of December 31, 2023.

•	Total assets were $189.3 million as of December 31, 2023. Shareholders’ equity amounted to $152.7 million as of December 31, 2023.

•	Adjusted EBITDA[2] was $12.4 million for the fiscal year 2023.

•	Adjusted earnings per share[3] was $0.12 for fiscal year 2023.

Operational Highlights for the Fiscal Year 2023

•	The Company earned 1,507.3 bitcoins during 2023, a 21% increase from the prior year. Growth was primarily driven by a higher active hash rate and partially offset by an increase in network difficulty.

•	The Company paid approximately $0.05 per kilowatt hour to its hosting partners for electricity consumed during fiscal year 2023.

•	The average fleet efficiency for the active fleet was approximately 28.8 J/TH as of December 31, 2023.

•	The Company earned 287.0 ETH in native staking and 81.9 ETH in liquid staking, respectively, during fiscal year 2023.

•	Treasury holdings of BTC and ETH were 642.6 and 15,108.0, with a fair market value of approximately $27.2 million and $34.5 million on December 31, 2023, respectively.

•	The BTC equivalent[4] of our digital asset holdings as of December 31, 2023 (defined as if all ETH, LsETH, and USDC holdings were converted into BTC as of that date) was approximately 1,489.9 BTC, or approximately $63.0 million. This figure excludes approximately 2,701 ETH that transferred to an internally managed fund.

[1]	This figure excludes approximately 2,701 ETH that were transferred to an internally managed fund.
[2]	Adjusted EBITDA refers to earnings before interest expense, income tax expense and depreciation expense (“EBITDA”) adjusted to eliminate the effects of certain non-cash and / or non-recurring items.
[3]	Adjusted EPS is a financial measure defined as our EBITDA divided by our diluted weighted-average shares outstanding, adjusted with the EPS impact related to the adjustments made to EBITDA to derive Adjusted EBITDA.
[4]	“BTC equivalent” is a hypothetical illustration of the value of our digital asset portfolio in bitcoin terms. BTC equivalent is defined as if all non-BTC digital assets, comprised of ETH, LsETH, and USDC, were converted into BTC as of December 31, 2023, and added to our existing BTC balance. Conversion values are found using the closing price on coinmarketcap.com.

•	As of December 31, 2023, we had 46,548 miners owned or operating (in Iceland) for bitcoin mining with a total maximum hash rate of 3.9 EH/S.

•	The Company’s active hash rate of its bitcoin mining fleet was approximately 2.50 EH/s as of December 31, 2023.

•	The Company purchased approximately 10,900 bitcoin mining units during 2023.

•	For the year ended December 31, 2023, the Company wrote off 5,328 bitcoin miners and 730 ETH miners.

•	Approximately 93% of our fleet’s run-rate electricity consumption was generated from carbon-free energy sources as of December 31, 2023. These figures are based on data provided by our hosts, publicly available sources, and internal estimates, demonstrating our commitment to sustainable practices in the digital asset mining industry.

•	The Company had approximately 12,752 ETH actively staked in native and liquid staking protocols as of December 31, 2023. Approximately 12,352 were natively staked and 400 ETH were deployed in liquid staking protocols as of that date.

•	In October 2023, Bit Digital finalized an agreement with Soluna Computing, Inc (“Soluna”) for 4.4 megawatts of incremental hosting capacity in Kentucky to power its miners for an initial contract term of twelve months.

•	In October 2023, the Company announced the launch of Bit Digital AI, a new business line that will provide specialized infrastructure to support generative artificial intelligence (“AI”) workstreams. The Company subsequently finalized a service agreement with a customer to provide the customer with computational power from 2,048 GPUs over a three-year period. To fulfil the contract, the Company purchased 256 servers manufactured by Super Micro Computer, Inc., an authorized Nvidia OEM, that were equipped with 2,048 Nvidia HGX H100 GPUs along with related equipment. To help finance this operation, the Company subsequently entered into a sale-leaseback agreement with a third party, selling 96 AI servers (equivalent to 768 GPUs) and leasing them back for three years. The GPUs are deployed at a third-party datacenter located in Iceland.

•	In November 2023, Bit Digital finalized an agreement with Dory Creek, a subsidiary of Bitdeer Technologies Group, for 17.5 MW of incremental hosting capacity to power its miners at a location in Texas. Additionally, Bit Digital will have the first right for up to an additional 17.5 MW of capacity that may be brought online by the operator.

Subsequent Events

•	On January 22, 2024, approximately 192 servers (1,536 GPUs) began generating revenue from the Company’s customer contact. Subsequently, approximately 64 additional servers (512 GPUs) commenced revenue generation on February 2, 2024.

•	On January 26, 2024, the Company finalized an agreement Coinmint LLC (“Coinmint”) for up to 6 MW of additional mining capacity at Coinmint’s hosting facility in Massena, New York. This new agreement brings the Company’s total contracted hosting capacity with Coinmint to approximately 46 MW. Bit Digital purchased approximately 2,340 S19k Pro mining units that have since been deployed at the facility as of the date of this report.

Strategic Priorities for 2024

•	Expand the active bitcoin mining fleet to approximately 6.0 EH/s.
•	Diversify and grow Bit Digital AI with the goal of increasing annualized revenue to $100 million by year-end 2024.
•	Maintain a strong and flexible balance sheet.
•	Increase our treasury holdings of staked ETH with retained earnings.
•	Continued focus on sustainability.

Management Commentary

“2023 was a foundational year for Bit Digital. The year began with the price of bitcoin near cyclical lows and ended on a trajectory that would propel the asset to new all-time highs in 2024. Despite the improvement in the price of bitcoin, our core mission remains unchanged; to build a company that can successfully endure all phases of the bitcoin price cycle.

We enacted numerous changes to our bitcoin mining hosting portfolio during 2023, ending the year with six hosting partners and seven operating sites across three countries. Notably, we expanded our operations into Iceland during 2023, providing Bit Digital with geographic diversification outside of North America and into a region with an abundance of clean energy and supportive government policies. We will continue to focus our expansion areas in areas that provide cost-effective, carbon-free energy sources. As we consider our growth targets for 2024, our focus is on improving our overall fleet efficiency and lowering our production cost.

Bit Digital enacted a growth strategy in 2023 which prioritized maintaining a formidable balance sheet ahead of the ‘halving’ which is expected to occur during April 2024. We ended 2023 with a strong liquidity position and zero debt, and our liquidity position has improved materially since year-end in sympathy with rising digital asset prices. We also managed to more than double our active hash rate compared to the end of 2022, leading to a 21% increase in total bitcoin production.

We announced the launch of a new business line, Bit Digital AI, during the fall of 2023. This business aims to provide AI-focused clients with digital infrastructure services, including GPU rental services. It was important to us that we didn’t merely announce an ambition, but a real business, and this business line has already begun to contribute meaningful revenue to Bit Digital (approximately $4 million during February 2024). This enterprise draws on our core competencies as a bitcoin miner, and we believe we are on a credible path to materially expanding the scope of this business line. We look forward to demonstrating the earnings power from this business as the year progresses.”

About Bit Digital

Bit Digital, Inc. is a sustainable platform for digital assets and artificial intelligence (“AI”) infrastructure headquartered in New York City. Our bitcoin mining operations are located in the US, Canada, and Iceland. The Company has also established a business line, Bit Digital AI, that offers infrastructure services for artificial intelligence applications. For additional information, please contact ir@bit-digital.com or visit our website at www.bit-digital.com.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described under "Risk Factors" in Item 3.D of our Annual Report on Form 20-F for the fiscal year ended December 31, 2023. If any material risk was to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. Future changes in the network-wide mining difficulty rate or bitcoin hash rate may also materially affect the future performance of Bit Digital's production of bitcoin. Actual operating results will vary depending on many factors including network difficulty rate, total hash rate of the network, the operations of our facilities, the status of our miners, and other factors. See "Safe Harbor Statement" below.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of Bit Digital, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein are "forward-looking statements." These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects," or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website at http://www.sec.gov. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.